Form 6-K


                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


For the month of August 2002


                     Euro Tech Holdings Company Limited
             -----------------------------------------------
             (Translation of registrant's name into English)


       18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
       -------------------------------------------------------------
                 (Address of Principal executive offices)


	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  [  ]                No [ X ]

	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-________________.

Euro Tech Holdings Company Limited
Form 6-K, August 2002
Page 2 of 2


Item 5.	Other Events
--------------------

	On August 15, 2002, Euro Tech Holdings Company Limited's (the "Registrant") Board of Directors adopted an Audit Committee Charter, established an Audit Committee and appointed its initial members. The Audit Committee members are T.C. Leung, Y.K. Liang and Ho Choi Chiu. Mr. Leung is the Chief Executive Officer and Chairman of the Board of the Registrant. Messrs. Liang and Chiu are both members of Registrant's Board of Directors and have significant experience in the practice of accounting. The Registrant believes that Messrs. Liang and Chiu are independent Directors.

Item 7.	Financial Statements and Exhibits
-----------------------------------------

	Exhibit 1 - Audit Committee Charter.


SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           EURO TECH HOLDINGS COMPANY LIMITED
                                           (Registrant)


Dated:  August 15, 2002                    By: /s/T.C. Leung
                                              -------------------------------
                                              T.C. Leung, Chief Executive
                                              Officer and Chairman of the
                                              Board

Euro Tech Holdings Company Limited
Form 6-K, August 2002
Exhibit 1



                 EURO TECH HOLDINGS COMPANY LIMITED
                      AUDIT COMMITTEE CHARTER


                            ARTICLE I.
                             PURPOSE

The audit committee assists the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee's primary responsibilities are to serve as an independent and objective party to:

o	Review the corporation's auditing, accounting, and financial reporting processes;

o Monitor the corporation's internal controls regarding accounting, finance, legal compliance, and ethics;

o	Review and evaluate the corporation's outside auditors and
        internal auditing function; and

o	Provide an open avenue of communication among the outside
        auditors, financial and senior management, the internal auditing function, and the Board of Directors.

Consistent with these responsibilities, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the corporation's policies, procedures, and practices at all levels. The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Article V of this charter.


                            ARTICLE II.
              RELATIONSHIP WITH THE OUTSIDE AUDITORS

The corporation's outside auditor is ultimately responsible to the Board of Directors and the Audit Committee. Subject to an affirming vote by a plurality of stockholders, the Board of Directors has the ultimate authority and responsibility to select, evaluate, and replace the outside auditors.

Management is responsible for preparing the corporation's financial statements. The corporation's outside auditors are responsible for auditing the financial statements. The activities of the committee are in no way designed to supersede or alter these traditional responsibilities.

         Exhibit 1


                           ARTICLE III.
                           COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board. The Board of Directors shall also designate a chairperson of the committee. At least a majority of the members of the Audit Committee shall be independent directors who are free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement from management and the corporation. The members of the Audit Committee shall satisfy at all times the requirements for audit committee membership of any exchange or trading medium on which the corporation's securities are listed or traded or of any applicable law.

Relationships that would disqualify a director from serving on the audit committee in an "independent" capacity include:

o	Employment by the corporation or its affiliates during the
        current year or any of the past three years;

o Being an immediate family member of a person who is or has been in the past three years an executive officer of the corporation or its affiliates; or

o	Being an executive of a company if any executive of the
        corporation sits on the compensation committee of such other company.

In addition, each member of the Audit Committee shall be or become within a reasonable period of time after his or her appointment to the committee, financially literate. At least one member of the Audit Committee shall have accounting or related financial management expertise. The Board of Directors shall determine whether a member of the Audit Committee is financially literate or has accounting or related financial management expertise. Committee members may enhance their financial literacy by participating in educational programs.


                          ARTICLE IV.
                           MEETINGS

The Audit Committee shall meet regularly and as circumstances dictate. Regular meetings of the Audit Committee may be held without notice at such time and at such place as shall from time to time be determined by the chairperson of the Audit Committee, the president, or the secretary of the corporation. Special meetings of the Audit Committee may be called by or at the request of any member of the Audit Committee, any of the corporation's executive officers, the secretary, the director of internal auditing or the outside auditors, in each case on at least twenty-four hours notice to each member.

         Exhibit 1


If the Board of Directors, management, the director of internal auditing function, or outside auditors desire to discuss matters in private, the Audit Committee shall meet in private with such person or group.

A majority of the Audit Committee members shall constitute a quorum for the transaction of the committee's business. Unless otherwise required by applicable law, the corporation's charter or bylaws or the Board of Directors, the Audit Committee shall act upon the vote or consent of a majority of its members at a duly called meeting at which a quorum is present. Any action of the Audit Committee may be taken by a written instrument signed by all of the members of the Audit Committee. Meetings of the Audit Committee may be held at such place or places as the Audit Committee shall determine or as may be specified or fixed in the respective notices or waivers of a meeting. Members of the Audit Committee may participate in Audit Committee proceedings by means of conference telephone or similar communications equipment by means of which all persons participating in the proceedings can hear each other, or such participation shall constitute presence in person at such proceedings.


                          ARTICLE V.
                     SPECIFIC ACTIVITIES

Without limiting the Audit Committee's authority, the Audit Committee shall carry out the following specific activities.

Section 5.1.	Review of Documents and Reports

a.	Review and reassess this charter at least annually.

b.	Review the corporation's annual report on Form 20-F, including the corporation's year end financial statements, before its release and consider whether the information is adequate and consistent with members' knowledge about the corporation and its operations.

c.	Review the regular internal reports to management prepared by the internal auditing function and management's response.

d.	Review the corporation's periodic reports on Form 6-K prior to their filing or prior to the release of earnings and consider whether the information is adequate and consistent with members' knowledge about the corporation and its operations. The chairperson of the committee may represent the entire committee for purposes of this review.

Section 5.2.	Outside Auditors

a.	Recommend to the Board of Directors the selection of the outside auditors, considering independence and effectiveness and approve the fees and other compensation to be paid to the outside

         Exhibit 1


        auditors. On an annual basis, the committee shall require the outside auditors to provide the committee with a written statement disclosing all relationships between the corporation and the outside auditors. The committee should review and discuss these relationships with the outside auditors to determine the auditors' independence. The committee shall take or recommend appropriate action to ensure the independence of the outside auditors.

b.	Review with the outside auditors the scope, approach, and results of the annual auditing engagement.

c.	Ensure that the outside auditors inform the committee of any fraud, illegal acts, or deficiencies in internal control of which they become aware and communicate certain required matters to the committee.

d.	Review with the outside auditors their performance and approve any proposed discharge of the outside auditors when circumstances warrant.

e.	Direct and supervise special audit inquiries by the outside
        auditors as the Board of Directors of the committee may request.

Section 5.3.	Financial Reporting Processes

a. Review significant accounting and reporting issues, including recent professional and regulatory pronouncements or proposed pronouncements, and understand their impact on the corporation's financial statements.

b. 	In consultation with the outside auditors and the internal
        auditors, review the integrity of the organization's financial reporting processes, both internal and external.

c.	Consider the outside auditors' judgments about the quality and appropriateness of the corporation's accounting principles as applied in its financial reporting.

d.	Consider and approve, if appropriate, major changes to the
        corporation's auditing and accounting principles and practices as suggested by the outside auditors, management, or the internal auditing function.

Section 5.4.	Process Improvement

a.	Ensure that significant findings and recommendations made by the internal and outside auditors are received and discussed on a timely basis.

b.	Review any significant disagreement among management and the outside auditors or the internal auditing function in connection with the preparation of the financial statements.

c.	Review with the outside auditors, the internal auditing function, and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit

         Exhibit 1


        Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the committee.

Section 5.5.	Ethical and Legal Compliance

a.	Establish, review, and update periodically a code of ethical conduct for the corporation and ensure that management has established a system to enforce this code.

b.	Review management's monitoring of the corporations compliance with the organization's code of ethical conduct, and ensure that management has the proper review system in place to ensure that corporation's financial statements, reports, and other financial information disseminated to governmental entities and the public satisfy legal requirements.

c.	Review activities, organizational structure, and qualifications of the internal audit function.

d.	Review, with the organization's counsel, legal compliance
        matters.

e.	Review with the organization's counsel, any legal matter that could have a significant impact on the organization's financial statements.

Section 5.6.	Reporting Responsibilities

	Regularly update the Board of Directors about committee activities and make appropriate recommendations.


                          ARTICLE VI.
                         MISCELLANEOUS

The Audit Committee may perform any other activities consistent with this charter, the corporation's Memorandum and Articles of Association, and governing law as the committee or the board deems necessary or appropriate.

         Exhibit 1